Monica J. Shilling Member of the Firm d 310.284.4544 f 310.557.2193 mshilling@proskauer.com www.proskauer.com

October 5, 2018

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Mr. Jay Williamson, Senior Counsel

Ms. Lauren Hamilton, Staff Accountant

Re:                           Bain Capital Specialty Finance, Inc.
Amendment No. 2 to the Confidential Draft Registration Statement on Form N-2

Submitted September 24, 2018

File No. 814-01175

Dear Mr. Williamson and Ms. Hamilton:

On behalf of Bain Capital Specialty Finance, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received verbally during the telephone conversation on October 2, 2018 relating to the above-referenced registration statement (the “Second Amended Draft Registration Statement”) of the Company, which was previously confidentially submitted to the Commission on Form N-2 on September 24, 2018.

In this letter, we have recited the comment from the Staff verbally provided by the Staff in italicized type and have followed such comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Second Amended Draft Registration Statement.

1.                                     With respect to prior comment 7, please revise your Statement of Operations on a go forward basis to present the stepped-up base management fee and a reduction to arrive at the lower base management fee.

Response to Comment 1:

In response to prior comment 7, while the Company believes its historical presentation in the Statement of Operations of the lower base management fee is in accordance with Regulation S-X, it advises the Staff that it will present the stepped-up base management fee and a reduction to arrive at the lower base management fee beginning with the period ended September 30, 2018.

* * * *

Please do not hesitate to contact me at (310) 284-4544 with any questions or comments regarding this response letter. Thank you for your assistance.

Sincerely,

/s/ Monica J. Shilling
Monica J. Shilling

cc:                                Michael A. Ewald, Bain Capital Specialty Finance, Inc.

Michael Treisman, Bain Capital Specialty Finance, Inc.

Richard Horowitz, Dechert LLP